UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 63991/March 1, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14231

In the Matter of

ACTIVECORE TECHNOLOGIES, INC.,
BATTERY TECHNOLOGIES, INC.,
CHINA MEDIA1 CORP.,
DURA PRODUCTS INTERNATIONAL, INC.
  (n/k/a DEXX CORP.),
GLOBAL MAINFRAME CORP.,
GRANDETEL TECHNOLOGIES, INC.,
MAGNA ENTERTAINMENT CORP.
  (n/k/a REORGANIZED MAGNA
   ENTERTAINMENT CORP.), and
649 COM, INC. (n/k/a INFINITE HOLDINGS
  GROUP, INC.)

:
:
:
:
:
:
:
:
:
:
:
:
:
:

ORDER MAKING FINDINGS AND
REVOKING BY DEFAULT
REGISTRATIONS OF
ACTIVECORE TECHNOLOGIES, INC.,
BATTERY TECHNOLOGIES, INC.,
CHINA MEDIA1 CORP.,
DURA PRODUCTS INTERNATIONAL,
INC. (n/k/a DEXX CORP.),
GRANDETEL TECHNOLOGIES, INC.,
and 649 COM, INC. (n/k/a INFINITE
HOLDINGS GROUP, INC.)

SUMMARY

This Order revokes the registrations of the registered securities of ActiveCore Technologies, Inc., Battery Technologies Inc., China Media1 Corp., Dura Products International Inc. (n/k/a Dexx Corp.), GrandeTel Technologies Inc., and 649.com, Inc. (n/k/a Infinite Holdings Group, Inc.) (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on February 4, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was

---

[1] The proceeding has ended as to Global Mainframe Corp. and Magna Entertainment Corp. (n/k/a Reorganized Magna Entertainment Corp.), ActiveCore Techs., Inc., Exchange Act Release Nos. 63920 (Feb. 17, 2011), 63965 (Feb. 25, 2011).

served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by February 15, 2011.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

ActiveCore Technologies, Inc. (ATVE)[3] (CIK No. 1011601),[4] is a revoked Nevada corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ATVE is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A[5] for the period ended September 30, 2006, which reported a net loss of $10,426,240 for the prior nine months. As of January 25, 2011, the common stock of ATVE was quoted on OTC Pink (formerly Pink Sheets) operated by OTC Markets Group Inc. (OTC Pink), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Battery Technologies Inc. (BTIOQ) (CIK No. 910654) is an Ontario corporation located in Richmond Hill, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BTIOQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[6] for the period ended December 31, 2001, which reported a net loss of $2,341,000 Canadian for the prior year. As of January 25, 2011, the common stock of BTIOQ was quoted on OTC Pink, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

---

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The short form of each issuer's name is also its stock symbol.

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[5] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

[6] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

China Media1 Corp. (CMDA) (CIK No. 1202081) is a Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CMDA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $3,101,148 for the prior nine months. As of January 25, 2011, the common stock of CMDA was quoted on OTC Pink, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Dura Products International Inc. (n/k/a Dexx Corp.) (DXXFF) (CIK No. 1043407) is an Ontario corporation located in Etobicoke, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DXXFF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2001, which reported a net loss of $3,251,959 Canadian for the prior year. As of January 25, 2011, the common shares of DXXFF were quoted on OTC Pink, had five market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

GrandeTel Technologies, Inc. (GDTGF) (CIK No. 828809) is a British Columbia corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GDTGF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended January 31, 2002, which reported a net loss of $25,095,000 for the prior year, and a Form 6-K for the quarter ended July 31, 2002. As of January 25, 2011, the common stock of GDTGF was quoted on OTC Pink, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

649.com, Inc. (n/k/a Infinite Holdings Group, Inc.) (IHGO) (CIK No. 1098344), is a forfeited Texas corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IHGO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006, which reported a net loss of $13,026 for the prior three months. As of January 25, 2011, the common stock of IHGO was quoted on OTC Pink, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5,

2006); <u>Neurotech Dev. Corp.</u>, 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); <u>Hamilton Bancorp, Inc.</u>, 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); <u>WSF Corp.</u>, 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

<u>SEC v. Beisinger Indus. Corp.</u>, 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); <u>accord</u> <u>e-Smart Techs., Inc.</u>, 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." <u>e-Smart Techs., Inc.</u>, 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of ActiveCore Technologies, Inc., is REVOKED;

the REGISTRATION of the registered securities of Battery Technologies Inc. is REVOKED;

the REGISTRATION of the registered securities of China Media1 Corp. is REVOKED;

the REGISTRATION of the registered securities of Dura Products International Inc. (n/k/a Dexx Corp.) is REVOKED;

the REGISTRATION of the registered securities of GrandeTel Technologies, Inc., is REVOKED; and

the REGISTRATION of the registered securities of 649.com, Inc. (n/k/a Infinite Holdings Group, Inc.), is REVOKED.

_____
Carol Fox Foelak
Administrative Law Judge